Lincoln Advisors Trust 150 N. Radnor Chester Road Radnor, PA 19087

VIA email and EDGAR

September 23, 2013

Vincent DiStefano, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

RE:	Lincoln Advisors Trust (the “Trust”)
File Nos.:	811-22583 and 333-175622
PEA:	No. 7
Date Filed:	September 13, 2013

Dear Mr. DiStefano:

This letter responds to your comments during a telephone conversation on September 18, 2013 regarding the above-referenced filing made on behalf of the Presidential® Managed Risk Moderate Fund (the “Fund”).

Comment 1. Under the section “Fees and Expenses” on page 1, please alert investors to the fact that a CDSC may be imposed on certain redemptions of Class A shares for investments of more than $1 million.

Response 1: We have included a specific footnote on this point within the Fee table as follows:

	Class A		Class C	Class I
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases	5.75%		None	None
Maximum Deferred Sales Charge (Load)	None	[1]	0.50%	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None		None	None
Redemption Fee	None		None	None
Exchange Fee	None		None	None

[1]	Purchases of $1 million that are redeemed within 18 months may be subject to a fee of 1.00%.

Mr. Vince DiStefano, Esq.

Securities and Exchange Commission

Comment 2: In the section “Principal Risks” on page 3 please disclose that Fund shareholders may pay acquired fund fees and expenses of an underlying fund.

Response 2: We have added text regarding the fees of underlying funds which are paid by shareholders directly under the heading “Principal Risks” (see bold text):

Principal Risks

All mutual funds carry a certain amount of risk. Accordingly, loss of money is a risk of investing in the Fund. Because the Fund invests its assets in shares of underlying funds, the Fund is exposed to the same investments as those made by the underlying funds. By investing in the Fund, therefore, you indirectly assume the same types of risks as investing directly in the underlying funds. The Fund’s investment performance is affected by each underlying fund’s investment performance, and the Fund’s ability to achieve its investment objective depends, in large part, on each underlying fund’s ability to meet its investment objective. In addition, Fund shareholders indirectly bear the expenses charged by the underlying funds. The following risks reflect the Fund’s principal risks, which include the underlying funds’ principal risks.

Comment 3: In the section “Fund Performance” on page 4, pursuant to Item 4(b)(2)(1) please include a statement reflecting that the information provided illustrates the variability of the Fund’s returns and shows changes in the Fund’s performance from year to year.

Response 3: We have revised the section with conforming text that matches the other series in the Trust, as which will be included once the Fund has actual performance numbers. The introductory paragraph was retained in an effort to avoid investor confusion and to explain why there are no tables and charts included at this time.

Fund Performance

NOTE: The Fund is expected to commence operations on October 1, 2013. Once the Fund has at least one calendar year of performance, a bar chart and performance table will be included in the prospectus.

The following bar chart and table provide some indication of the risks of choosing to invest in the Fund. The information shows: (a) how the Fund’s Class A shares varied during the year; and (b) how the Fund’s average annual returns for the one year and lifetime periods compare with those of a broad measure of market performance. Information also has been provided for the Managed Risk Moderate Composite, an index compiled by LIA, the Fund’s adviser. This index is constructed as follows: 41% Wilshire 5000 Total Market IndexSM, 40% Barclays U.S. Aggregate Bond Index, 15% MSCI EAFE NR Index and 4% MSCI Emerging Markets NR Index. The bar chart shows performance of the Fund’s Class A shares, but does not reflect the impact of sales charges (loads). If it did, returns would be lower than those shown. Performance in the Average Annual Total Returns table reflects the impact of sales charges. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the

Mr. Vince DiStefano, Esq.

Securities and Exchange Commission

Fund will perform in the future. Performance for the Fund is updated daily, monthly, and quarterly and may be obtained at: www.lfg.com/presidential.

*    *    *

Tandy Representations:

In regards to the referenced filing, the Fund acknowledges the following:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
•	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and
•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 484-583-8083 with any further questions or comments. Thank you for your assistance.

Very Truly Yours,

/s/ Lisa Matson

Lisa L. B. Matson, Esq.

Senior Counsel

cc: Jill R. Whitelaw, Esq., Chief Counsel — Funds Management